Exhibit 99.1

Alithya welcomes Askida to its family and widens its offering of advanced application development and software quality assurance

Montreal, February 3, 2020 – Alithya Group inc. (TSX: ALYA, NASDA : ALYA) (« Alithya »), a leader in digital strategy and transformation employing more than 2,000 professionals and offering enterprise solutions in Canada, the United States, and Europe, is proud to announce the acquisition of the Askida group of companies (« Askida »).

Askida is a firm specializing in software quality assurance and application development and modernization. Over the past twenty years, the firm of some 110 professionals, operating in Quebec and Ontario, has developed a solid reputation for supporting major clients in the delivery of critical business solutions. The company collaborates with numerous companies and innovative institutions looking to optimize their systems and improve their performance. Askida’s proven successes include the development of mobile or web applications, the modernization of legacy systems, and the creation of open source software or commercial software packages.

“I’m very proud to welcome more than 110 Askida experts to our ranks,” says Paul Raymond, President and CEO of Alithya. Their expertise in application development is very complementary to that of Alithya, and our corporate cultures are similar. They also bring additional expertise in software quality assurance, which will allow us to develop new markets. Their Askida CT software solution, which automates continuous testing, will be a definite asset that will allow us to better serve our customers.”

“One of the values dearest to Alithya is the quality of the business relationships that we share with our customers. At Askida, we see the same desire to develop long-term ties through the attainment of intimate knowledge of the operations and characteristics of each client. It is that approach that enables us to deliver unique added value during each of our interventions. We’re confident that the addition of 110 experts from Askida will allow us to continue to demonstrate why we are trusted advisors in matters of strategic consulting and digital transformation,” concluded Mr. Raymond.

“We’re very pleased to have found the business partner that we’ve been looking for in order to extend our expertise to a much larger client base, and to offer greater challenges to our employees,” adds Steeve Duchesne, President of Askida. Alithya views the evolution of our industry through the same lens as we do, and attaches equal importance to the professional development of its employees. In partnering with a firm of Alithya’s caliber, today marks a milestone in our history that will allow us to grow at all levels, and to continue to distinguish ourselves through the importance of efficiency, quality, and customer appreciation that we attach to our solutions.”

Askida’s many achievements have made the firm a key partner for its customers, comprised equally of multinationals and medium-sized companies operating in the financial services, telecommunications, and energy sectors, where Alithya is omnipresent.

The purchase consideration for the transaction amounts to $16 million, payable in Class A subordinate voting shares and cash, with a portion paid at closing and the balance at future dates. Askida’s revenue for the 2019 fiscal year is approximately $13 million. The transaction will immediately contribute to Alithya’s profitability.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”), including, but not limited to, statements with respect to the anticipated benefits of the transaction. Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

About Alithya

Alithya is a leader in digital strategy and transformation in North America. Founded in 1992, Alithya employs more than 2,000 professionals in Canada, the United States, and Europe. Alithya’s integrated offering is based on four pillars of expertise: business strategy, application services, enterprise solutions, and data and analytics. Alithya deploys leading-edge solutions, services, and skills to develop tools designed to meet the unique needs of its customers in a variety of sectors, including financial services, manufacturing, energy, telecommunications, transportation and logistics, professional services, healthcare and government. With corporate responsibility at the heart of management’s approach, Alithya promotes good governance, workplace diversity and development, environmentally-friendly practices, and social engagement within the communities it serves. For more information, visit www.alithya.com.

Information:

Benjamin Cerantola

Advisor, Corporate Communications

514-285-0006 # 6480

benjamin.cerantola@alithya.com